Exhibit 99.1

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OR AMERICAN DEPOSITARY SHARES, WHETHER DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH, OR TO ANY PERSON TO OR FROM WHOM, SUCH OFFER OR SOLICITATION PURSUANT TO LEGISLATION AND REGULATIONS IN SUCH RELEVANT JURISDICTION WOULD BE PROHIBITED. SHAREHOLDERS NOT RESIDENT IN SWEDEN WHO WISH TO ACCEPT THE OFFER (AS DEFINED BELOW) MUST MAKE INQUIRIES CONCERNING APPLICABLE LEGISLATION AND POSSIBLE TAX CONSEQUENCES. SHAREHOLDERS SHOULD REFER TO THE OFFER RESTRICTIONS INCLUDED IN THE SECTION TITLED “IMPORTANT INFORMATION” AT THE END OF THIS PRESS RELEASE. SHAREHOLDERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES IN THE UNITED STATES SHOULD ALSO REFER TO THE SECTION TITLED “SPECIAL NOTICE TO SHAREHOLDERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES IN THE UNITED STATES” AT THE END OF THIS PRESS RELEASE.

Asahi Kasei announces a recommended public cash offer to the shareholders and ADS holders of Calliditas

Asahi Kasei Corporation (“Asahi Kasei”) announces a recommended public offer to acquire all shares in Calliditas Therapeutics AB (publ) (“Calliditas”) for SEK 208 in cash per share (the “Offer”). The Offer will also include a concurrent offer by Asahi Kasei to acquire all American Depositary Shares (“ADS”), each representing two shares in Calliditas, for SEK 416 in cash per ADS, which will be conducted pursuant to the securities rules of the United States. The shares in Calliditas are listed on Nasdaq Stockholm, and the ADSs in Calliditas are listed on Nasdaq Global Select Market.

Summary of the Offer

•        Asahi Kasei offers SEK 208 in cash for each share and SEK 416 in cash for each ADS in Calliditas. The price per ADS equals the price per share multiplied by two because each ADS represents two shares in Calliditas.1

•        The Offer values all outstanding shares in Calliditas at SEK 11,164 million.2

•        The Offer represents a premium of:3

•        83 per cent compared to the closing price of Calliditas’ shares on Nasdaq Stockholm on 27 May 2024 of SEK 113.6;

•        83 per cent compared to the volume weighted average price of Calliditas’ shares on Nasdaq Stockholm during the 30 latest trading days up to and including 27 May 2024 of SEK 113.4; and

•        74 per cent compared to the closing price of the ADSs on Nasdaq Global Select Market on 24 May 2024 of USD 22.42, and 91 per cent compared to the volume weighted average price of the ADSs on Nasdaq Global Select Market during the 30 latest trading days up to and including 24 May 2024 of USD 20.42.4

•        The board of directors of Calliditas unanimously recommends the shareholders and ADS holders of Calliditas to accept the Offer. The recommendation is supported by an opinion provided by Lazard AB according to which the Offer is fair for Calliditas’ shareholders and ADS holders from a financial perspective.

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1        For administrative reasons, the consideration for the ADSs will be paid in U.S. dollars (see “The Offer — The Offer consideration and the value of the Offer” below).

2        Based on 53,672,069 shares, being all 59,580,087 issued shares less the 5,908,018 shares held in treasury by Calliditas at the time of the announcement of the Offer. This also includes the shares that are represented by ADSs at the time of the announcement of the Offer.

3        Source for the share price: Nasdaq Stockholm. Source for the ADS price: Nasdaq Global Select Market.

4        Based on the USD/SEK exchange rate published by Sveriges Riksbank on 27 May 2024 of 10.64281.

•        BVF Partners, Linc AB (publ) and Stiftelsen Industrifonden (the three largest holders of shares and ADSs in Calliditas) as well as other large shareholders and ADS holders, who in aggregate control 44.65 per cent5 of all shares in Calliditas, have undertaken to accept the Offer, subject to the conditions set out under “Undertakings to accept the Offer” below.

•        Completion of the Offer is conditional upon the Offer being accepted to such extent that Asahi Kasei becomes the owner of more than 90 per cent of the shares in Calliditas (on a fully diluted basis) as well as conditions 2 – 7 set out under “Conditions for completion of the Offer” below.

•        Asahi Kasei expects to publish the offer documents regarding the Offer on or around 17 July 2024. The acceptance period for the Offer is expected to commence on or around 18 July 2024 and expire on or around 30 August 2024. Asahi Kasei reserves the right to shorten and extend the acceptance period.

Background and reasons for the Offer

Asahi Kasei, and especially the pharmaceutical business in the Health Care sector, aims to expand its businesses globally through specializing in the areas of immunology, transplantation, and adjacent diseases. In its “Be a Trailblazer” medium-term management plan 2024, Asahi Kasei established the 10 Growth Gears (GG10), which target businesses that will drive the next stage of growth, including Asahi Kasei’s pharmaceutical business. Since then, Asahi Kasei has been aiming to accelerate the growth of the pharmaceutical business as a “Global Specialty Pharma”.

Asahi Kasei continues to focus on maximizing the potential of Veloxis while pursuing additional opportunities globally, with a focus on the U.S. market. Asahi Kasei has been seeking acquisition targets that contribute to its pharmaceutical growth strategy.

Calliditas is a differentiated specialty pharmaceutical company focused on treating unmet medical needs with a strong track record of drug development and commercialization led by a highly regarded management organisation. Calliditas’ product, TARPEYO, is highly complementary to Asahi Kasei’s existing geographic and therapeutic areas, treats a rare disease called immunoglobulin A nephropathy, and is currently the only fully approved product shown to reduce the loss of kidney function in adults with primary immunoglobulin A nephropathy who are at risk for disease progression.

Asahi Kasei strongly believes this transaction will accelerate its transformation into a global specialty pharmaceutical business by unlocking the potential of existing business operations and human resources of Calliditas.

Asahi Kasei aims to achieve the following outcomes through the acquisition of Calliditas:

•        Solidifying its presence in the U.S. market by expanding its in-house sales structure for renal and autoimmune disease fields

•        Establishing a presence in Europe, initially focused on R&D activities

•        Expanding breadth of in-licensing and new drug development pipeline opportunities that leverage Asahi Kasei’s expanded platform as a “Global Specialty Pharma”

The Offer

The Offer consideration and the value of the Offer

Asahi Kasei offers SEK 208 in cash for each share and SEK 416 in cash for each ADS in Calliditas. The price per ADS equals the price per share multiplied by two because each ADS represents two shares in Calliditas.

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5        The ownership percentage set out in this item is calculated based on 53,672,069 shares in Calliditas, being all 59,580,087 issued shares less the 5,908,018 shares held in treasury by Calliditas at the time of the announcement of the Offer. This also includes the shares that are represented by ADSs at the time of the announcement of the Offer.

The Offer values all outstanding shares in Calliditas at SEK 11,164 million.6

For administrative reasons, the SEK 416 consideration for the ADSs will be paid in U.S. dollars. The U.S. dollar amount will be determined based on the USD/SEK exchange rate published by Sveriges Riksbank (Sweden’s central bank) on the business day before the date Asahi Kasei makes the Offer consideration available to the settlement agent for settlement of the ADSs tendered to the Offer. Subject to Asahi Kasei declaring the Offer unconditional on 2 September 2024, Asahi Kasei expects the U.S. dollar amount to be determined based on the USD/SEK exchange rate published by Sveriges Riksbank on 5 September 2024.

No commission will be charged by Asahi Kasei in respect of the settlement of the Offer.

Premium

The Offer represents a premium of:7

•        83 per cent compared to the closing price of Calliditas’ shares on Nasdaq Stockholm on 27 May 2024 (which was the last trading day on Nasdaq Stockholm prior to the announcement of the Offer) of SEK 113.6;

•        83 per cent compared to the volume weighted average price of Calliditas’ shares on Nasdaq Stockholm during the 30 latest trading days up to and including 27 May 2024 of SEK 113.4; as well as

•        74 per cent compared to the closing price of the ADSs on Nasdaq Global Select Market on 24 May 2024 (which was the last trading day on Nasdaq Global Select Market prior to the announcement of the Offer) of USD 22.42, and 91 per cent compared to the volume weighted average price of the ADSs on Nasdaq Global Select Market during the 30 latest trading days up to and including 24 May 2024 of USD 20.42.8

Potential adjustment of the Offer consideration

If Calliditas distributes dividends or makes any other value transfer prior to the settlement of the Offer, Asahi Kasei will reduce the Offer consideration accordingly.

Recommendation from the board of directors of Calliditas

The board of directors of Calliditas unanimously recommends the shareholders and ADS holders of Calliditas to accept the Offer. The board of directors of Calliditas has obtained an opinion from Lazard AB, according to which the Offer is fair for Calliditas’ shareholders and ADS holders from a financial perspective.

Undertakings to accept the Offer

The following shareholders and ADS holders, who in aggregate control shares or ADSs representing 44.65 per cent of all shares in Calliditas, have undertaken to accept the Offer:9

•        BVF Partners10, holding ADSs representing 6,260,311 shares, corresponding to 11.66 per cent of all shares in Calliditas;

•        Linc AB (publ), holding 5,962,312 shares, corresponding to 11.11 per cent of all shares in Calliditas;

•        Stiftelsen Industrifonden, holding 3,145,440 shares, corresponding to 5.86 per cent of all shares in Calliditas;

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6        Based on 53,672,069 shares, being all 59,580,087 issued shares less the 5,908,018 shares held in treasury by Calliditas at the time of the announcement of the Offer. This also includes the shares that are represented by ADSs at the time of the announcement of the Offer.

7        Source for the share price: Nasdaq Stockholm. Source for the ADS price: Nasdaq Global Select Market.

8        Based on the USD/SEK exchange rate published by Sveriges Riksbank on 27 May 2024 of 10.64281.

9        The ownership percentages set out in this section are calculated based on 53,672,069 shares in Calliditas, being all 59,580,087 issued shares less the 5,908,018 shares held in treasury by Calliditas at the time of the announcement of the Offer. This also includes the shares that are represented by ADSs at the time of the announcement of the Offer.

10      Through Biotechnology Value Fund, L.P. (3,329,608 shares), Biotechnology Value Fund II, L.P. (2,444,825 shares), Biotechnology Value Trading Fund OS LP (366,761 shares) and MSI BVF SPV, LLC (119,117 shares).

•        Polar Capital Biotechnology Fund, holding 2,500,000 shares, corresponding to 4.66 per cent of all shares in Calliditas;

•        Sofinnova Crossover I SLP, holding shares and ADSs representing a total of 1,808,078 shares, corresponding to 3.37 per cent of all shares in Calliditas;

•        Fjärde AP-fonden, holding 1,804,603 shares, corresponding to 3.36 per cent of all shares in Calliditas;

•        Unionen, holding 1,603,897 shares, corresponding to 2.99 per cent of all shares in Calliditas;

•        Handelsbanken Hälsovård Tema, holding 545,000 shares, corresponding to 1.02 per cent of all shares in Calliditas; and

•        Mikael Bender, holding 334,364 shares, corresponding to 0.62 per cent of all shares in Calliditas.

The undertakings to accept the Offer terminate if (a) Asahi Kasei does not declare the Offer unconditional before 31 October 2024, or (b) another party announces a competing offer for all outstanding shares in Calliditas at an offer price per share exceeding the Offer consideration by 8.0 per cent or more and Asahi Kasei does not within five business days from the announcement of such competing offer announce an increase of the Offer consideration so that the new price per share under the Offer is at least 2.5 per cent higher than the offer price per share under the competing offer. This right for Asahi Kasei to match a competing offer applies to each and every competing offer as well as each and every increase of the offer price under any competing offer.

Conditions for completion of the Offer

Completion of the Offer is conditional upon:

1.      the Offer being accepted to such extent that Asahi Kasei becomes the owner of more than 90 per cent of the shares in Calliditas (on a fully diluted basis);

2.      with respect to the Offer and the acquisition of Calliditas, the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities and agencies screening foreign direct investments, in each case on terms that, in Asahi Kasei’s opinion, are acceptable;

3.      neither the Offer nor the acquisition of Calliditas being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or a public authority, or any similar circumstance;

4.      no circumstances having occurred that have a material adverse effect, or could reasonably be expected to have a material adverse effect, on Calliditas’ financial position, prospects or operations, including Calliditas’ sales, results, liquidity, equity ratio, equity or assets;

5.      no information made public by Calliditas, or disclosed by Calliditas to Asahi Kasei, being inaccurate, incomplete or misleading, and Calliditas having made public all information that should have been made public by Calliditas;

6.      Calliditas not taking any action that is intended to impair the prerequisites for making or completing the Offer; and

7.      no other party announcing an offer to acquire shares or ADSs in Calliditas on terms that are more favourable to the shareholders or ADS holders of Calliditas than the terms of the Offer.

Asahi Kasei reserves the right to withdraw the Offer in the event that it is clear that any of the above conditions is not satisfied or cannot be satisfied. However, with regard to the conditions set out in items 2 – 7 above, the Offer may only be withdrawn where the non-satisfaction of such condition is of material importance to Asahi Kasei’s acquisition of Calliditas or if it is approved by the Swedish Securities Council.

Asahi Kasei reserves the right to waive, in whole or in part, one or more of the conditions set out above, including, with respect to the condition set out in item 1, to complete the Offer at a lower acceptance level.

Approvals from authorities

Completion of the Offer is conditional upon, among other things, the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities and agencies screening foreign direct investments, in each case on terms that, in Asahi Kasei’s opinion, are acceptable.

According to Asahi Kasei’s assessment, the Offer requires filings under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, as well as from agencies screening foreign direct investments such as the Swedish Inspectorate of Strategic Products and the Bureau Multicom 4 of the Ministry of Economy’s Treasury Department in France. Asahi Kasei will submit notifications to the relevant authorities shortly after this announcement, and expects relevant approvals to be obtained prior to the end of the initial acceptance period. In case the approvals are not granted within the initial acceptance period, the acceptance period may be extended (see “Preliminary timetable” below).

Financing of the Offer

Completion of the Offer is not subject to any financing condition.

The Offer consideration payable to shareholders and ADS holders of Calliditas that accept the Offer is financed in full by cash on hand.

Review of information in connection with the Offer

Asahi Kasei has conducted a confirmatory due diligence review of Calliditas in connection with the preparation of the Offer. With the exception of information that was subsequently included in Calliditas’ financial report for Q1 2024 that was made public on 23 May 2024, Calliditas has confirmed that no inside information regarding Calliditas has been disclosed to Asahi Kasei during the due diligence review.

Management and employees in Calliditas

Asahi Kasei recognizes the exceptional capabilities and skills of Calliditas’ dedicated management and employees and looks forward to welcoming these individuals to Asahi Kasei. Further, Calliditas has infrastructure in a number of markets where Asahi Kasei currently has limited resources, including Sweden. Asahi Kasei has not made any decisions involving any changes to Calliditas’ business, the locations where Calliditas conducts its business or Calliditas’ management and employees, including their terms of employment. However, to realize efficiencies, the integration of Asahi Kasei and Calliditas will likely entail some changes to the organization, operations and employees of the combined group. In the period following the completion of the Offer and following careful review of the needs of the combined business, Asahi Kasei will determine the optimal structure of the combined company to continue to deliver success in the future.

Information on Asahi Kasei

Asahi Kasei is a USD 20 billion revenue global conglomerate that provides innovative, science-based solutions to a diverse range of markets in the Material, Homes, and Health Care business sectors. In the last twelve months, Asahi Kasei has generated over USD 2.2 billion in EBITDA and has over USD 2.3 billion in cash and cash equivalents on its balance sheet as of 31 March 2024. Asahi Kasei has a long-established global presence and a proven track record of completing substantial acquisitions with successful post-acquisition integration. Asahi Kasei has its registered office in Tokyo, Japan. The shares in Asahi Kasei are listed on the Tokyo Stock Exchange. More information about Asahi Kasei is available at www.asahi-kasei.com.

Asahi Kasei’s shareholding in Calliditas

Neither Asahi Kasei nor its closely related companies or closely related parties own any shares or other financial instruments that give a financial exposure equivalent to a shareholding in Calliditas at the time of the announcement of the Offer, and they have not acquired or agreed to acquire any such shares or financial instruments during the six months preceding the announcement of the Offer.

To the extent permissible under applicable laws and regulations, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934 (as amended), Asahi Kasei may acquire, or enter into agreements to acquire, shares in Calliditas in other ways than through the Offer. Any such acquisitions will be carried out or agreed and disclosed in accordance with applicable laws and regulations.

Preliminary timetable

•        Publication of the offer document: 17 July 2024

•        Acceptance period: 18 July ‒ 30 August 2024

•        Commencement of settlement: 9 September 2024

Asahi Kasei reserves the right to shorten the acceptance period and set an earlier settlement date as well as to extend the acceptance period and to postpone the settlement date, as may be permissible under applicable laws and regulations. Any such change of the acceptance period or settlement date will be announced by Asahi Kasei in accordance with applicable laws and regulations.

Compulsory buy-out and delisting of Calliditas

In the event that Asahi Kasei, whether in connection with the Offer or otherwise, becomes the owner of more than 90 per cent of the shares in Calliditas, Asahi Kasei intends to commence a compulsory buy-out procedure in respect of the remaining shares in accordance with the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) as well as promote a delisting of the shares from Nasdaq Stockholm and the ADSs from Nasdaq Global Select Market.

Applicable law and disputes

The Offer and any agreements entered into between Asahi Kasei and shareholders of Calliditas in connection with the Offer are governed by and construed in accordance with the laws of Sweden. Any dispute, controversy or claim arising out of or in connection with the Offer shall be finally settled by Swedish courts, and Stockholm District Court shall be the court of first instance.

Nasdaq Stockholm’s Takeover Rules and the Swedish Securities Council’s rulings regarding interpretation and application of Nasdaq Stockholm’s Takeover Rules are applicable to the Offer. Asahi Kasei has undertaken to Nasdaq Stockholm to comply with Nasdaq Stockholm’s Takeover Rules and to submit to any sanctions that can be imposed on Asahi Kasei by Nasdaq Stockholm in the event of a breach of Nasdaq Stockholm’s Takeover Rules.

The Offer to shareholders and ADS holders in the United States will be conducted pursuant to the securities laws of the United States. See “Special notice to shareholders and holders of ADSs in the United States” below.

Advisers

Asahi Kasei has engaged MTS Health Partners and Goldman Sachs Japan Co., Ltd as financial advisers as well as Gernandt & Danielsson Advokatbyrå and Cleary Gottlieb Steen & Hamilton as legal advisers in connection with the Offer.

* * *

Asahi Kasei Corporation

This press release was submitted for publication on 28 May 2024 at 08.15 a.m. (CEST).

For enquiries regarding the Offer for the shares, please contact:

Asahi Kasei through Georgeson
Email: asahi-kasei@georgeson.com
Telephone: +46 850 7804 85

Information about the Offer is available at:
www.asahi-kasei.com/announcement/01.html

For administrative questions regarding the Offer, please contact your bank or nominee where you have your shares or ADSs registered.

Important information

This press release has been published in English and Swedish. In the event of any discrepancy between the two language versions, the Swedish version shall prevail.

The Offer is not being made to (and acceptance forms will not be accepted from or on behalf of) persons domiciled in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa, or whose participation in the Offer requires that additional offer documents are prepared or registrations effected or that any other measures are taken in addition to those required under Swedish law (including Nasdaq Stockholm’s Takeover Rules) or U.S. law (including Nasdaq Global Select Market Rules), unless an exemption applies.

This press release and any other documentation related to the Offer (including copies of such documentation) must not be mailed or otherwise distributed, forwarded or sent in or into any jurisdiction (including, without limitation, Australia, Canada, Hong Kong, Japan, New Zealand or South Africa) in which the distribution of this press release or the Offer would require any additional measures to be taken or would be in conflict with any laws or regulation in any such jurisdiction. Persons who receive this press release (including, without limitation, banks, brokers, dealers, nominees, trustees and custodians) and are subject to the laws or regulations of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions and requirements. Any failure to do so may constitute a violation of the securities laws or regulations of any such jurisdiction. To the extent permitted by applicable law, Asahi Kasei disclaims any responsibility or liability for any violations of any such restrictions, and Asahi Kasei reserves the right to disregard any acceptance forms whose submission constitutes a direct or indirect violation of any of these restrictions.

Forward-looking statements

Statements in this press release relating to any future status or circumstances, including statements regarding future performance, growth and other trend projections and other effects of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “plan”, “seek”, “will”, “would” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that could occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to several factors, many of which are outside Asahi Kasei’s control. Any forward-looking statements in this press release speak only as of the date on which the statements are made and Asahi Kasei has no obligation (and undertakes no obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations.

Special notice to shareholders and holders of ADSs in the United States

This press release is not an offer to purchase or a solicitation of an offer to sell or an offer document in the United States. The Offer for the ADSs will be made pursuant to separate offer documents in accordance with applicable securities laws of the United States, including the procedural and filing requirements of the Williams Act.

Holders of ADSs in Calliditas are advised to read the offer documents prepared for the Offer for the ADSs, as may be amended and supplemented from time to time, when they become available, before making any decision with respect to the Offer, because such documents will contain important information about the Offer for the ADSs and the parties thereto.

The Offer described in this press release is made for the issued and outstanding shares of Calliditas, a company incorporated under Swedish law, and is subject to Swedish disclosure and procedural requirements, which may be different from those of the United States. The Offer is made and is otherwise in compliance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the timetable, notices of extensions, announcements of results, settlement procedures (including as regards to the time when payment of the consideration is rendered) and waivers of conditions, which may be different from requirements or customary practices in relation to U.S. domestic tender offers.

Calliditas’ financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with Swedish generally accepted accounting principles and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The shareholders and holders of ADSs in Calliditas are subject, in all material respects, to the same terms and conditions in the Offer. Any information documents relating to the Offer, including the offer documents, are being disseminated to shareholders and ADS holders of Calliditas in the United States on a basis comparable to the method pursuant to which such documents are provided to Calliditas’ other shareholders.

Holders of ADSs should consider that the price for the Offer is being determined in SEK but will be payable to them in U.S. dollars.

It may be difficult for shareholders and holders of ADSs in the United States to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Calliditas and Asahi Kasei are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Shareholders and holders of ADSs in the United States may not be able to sue Calliditas or Asahi Kasei or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Calliditas or Asahi Kasei and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

To the extent permissible under applicable laws or regulations, Asahi Kasei and its affiliates or its brokers and its brokers’ affiliates (acting as agents for Asahi Kasei or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Calliditas outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in accordance with applicable Swedish laws. Information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform shareholders and holders of ADSs in the United States of such purchases. In addition, the financial advisers to Asahi Kasei may also engage in ordinary course trading activities in securities of Calliditas, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law. Any information about such purchases will be announced in Swedish and in a non-binding English translation available to shareholders and holders of ADSs in the United States through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or U.S. law, rules or regulations.

The receipt of cash pursuant to the Offer by a person in the United States may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder and holder of ADSs is urged to consult an independent professional adviser regarding the tax consequences of accepting the Offer. Neither Asahi Kasei nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of the Offer.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS PRESS RELEASE OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.